Asx Announcement

(ASX: NVX)

EXHIBIT 99.1

NOVONIX and PowerCo SE Sign Binding Offtake Agreement

•
Offtake for a minimum of 32,000 tonnes of NOVONIX’s high-performance synthetic graphite material to be supplied to PowerCo from 2027-2031

BRISBANE, Australia, November 25, 2024 - NOVONIX Limited (NASDAQ: NVX, ASX: NVX) (“NOVONIX” or the “Company”), a leading battery materials and technology company, and PowerCo SE (“PowerCo”), today announced the signing of a binding offtake agreement for a minimum of 32,000 tonnes of high-performance synthetic graphite material. The material will be supplied to PowerCo over a five-year term starting in 2027.

Established by Volkswagen in 2022, PowerCo is committed to ramp-up global battery cell production. PowerCo oversees international factory operations, advances in cell technology, and vertical integration of the battery value chain. PowerCo has identified three gigafactory locations – Salzgitter in Germany, Valencia in Spain, and St. Thomas in Canada - with a combined capacity of up to 200 GWh/year. NOVONIX and PowerCo previously announced the signing of a non-exclusive Testing and Development Agreement in March 2024.

NOVONIX’s Riverside facility is poised to become the first large-scale production site dedicated to high-performance synthetic graphite for the battery sector in North America and is slated to begin commercial production in 2025, with plans to grow output to 20,000 tonnes per annum (“tpa”) to meet current customer commitments. Previously, the Company announced the U.S. Department of Energy (“DOE”) Office of Manufacturing and Energy Supply Chains (“MESC”) awarded the Company a US$100 million grant and was selected for a US$103 million investment tax credit towards the funding of the Riverside facility.

The Company is also progressing plans to build a second production facility, in the southeastern United States, that will have an initial capacity of 30,000 tpa and plans to expand that facility to 75,000 tpa. NOVONIX remains in discussions with the DOE Loan Program Office (“LPO”) for an Advanced Technology Vehicles Manufacturing Program loan to support the construction of this new production facility. NOVONIX’s current plans call for total production to increase to at least 150,000 tpa of synthetic graphite material to accommodate anticipated customer demand.

Key Deal Terms

•
Offtake commitment is for a minimum of 32,000 tonnes over the five-year term of the agreement.
•
Products will be priced under a pricing structure that has been agreed between the parties.

NOVONIX Limited (ASX: NVX)

ACN 157 690 830

Level 38, 71 Eagle Street

Brisbane QLD 4000, AUSTRALIA

•
The start of commercial supply is targeted to commence in 2027, subject to NOVONIX achieving agreed upon milestones regarding final mass production qualification and satisfying certain compliance criteria. NOVONIX must also secure financing commitments for the production facilities that will supply PowerCo product. If these milestones or requirements have not been satisfied, then PowerCo may terminate the agreement.

This announcement has been authorized for release by NOVONIX Chairman, Admiral Robert J. Natter, USN Ret.

About NOVONIX

NOVONIX is a leading battery technology company revolutionizing the global lithium-ion battery industry with innovative, sustainable technologies, high-performance materials, and more efficient production methods. The Company manufactures industry-leading battery cell testing equipment, is growing its high-performance synthetic graphite material manufacturing operations, and has developed a patented all-dry, zero-waste cathode synthesis process. Through advanced R&D capabilities, proprietary technology, and strategic partnerships, NOVONIX has gained a prominent position in the electric vehicle and energy storage systems battery industry and is powering a cleaner energy future.

To learn more, visit us at www.novonixgroup.com or on LinkedIn and X.

For NOVONIX Limited

Scott Espenshade, ir@novonixgroup.com (investors)

Stephanie Reid, media@novonixgroup.com (media)

Cautionary Note Regarding Forward-Looking Statements
This communication contains forward-looking statements about the Company and the industry in which we operate. Forward-looking statements can generally be identified by use of words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would,” or other similar expressions. Examples of forward-looking statements in this communication include, among others, statements we make regarding meeting our target production capacity and scaling of production at our Riverside facility, our plans to build a new production facility and achieve initial and total production capacities, our efforts to finance this new production facility with a loan from the LPO, our estimate of future anticipated North American graphite demand and our plan to be a significant supplier of high-performance synthetic graphite to the North American market.

We have based such statements on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Such forward-looking statements involve and are subject to known and unknown risks, uncertainties and other factors

NOVONIX Limited (ASX: NVX)

ACN 157 690 830

Level 38, 71 Eagle Street

Brisbane QLD 4000, AUSTRALIA

which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the timely deployment and scaling of our furnace technology, our ability to meet the technical specifications and demand of our existing and future customers, including PowerCo, the accuracy of our estimates regarding market size, expenses, future revenue, capital requirements, needs and access for additional financing, the availability and impact and our compliance with the applicable terms of government support, including the DOE MESC grant and, if obtained, the LPO loan, our ability to obtain patent rights effective to protect our technologies and processes and successfully defend any challenges to such rights and prevent others from commercializing such technologies and processes, and regulatory developments in the United States, Australia and other jurisdictions. These and other factors that could affect our business and results are included in our filings with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s most recent annual report on Form 20-F. Copies of these filings may be obtained by visiting our Investor Relations website at www.novonixgroup.com or the SEC's website at www.sec.gov.

Forward-looking statements are not guarantees of future performance or outcomes, and actual performance and outcomes may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Accordingly, you should not place undue reliance on forward-looking statements. Any forward-looking statement in this communication is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.

NOVONIX Limited (ASX: NVX)

ACN 157 690 830

Level 38, 71 Eagle Street

Brisbane QLD 4000, AUSTRALIA